[BRYAN CAVE LLP LETTERHEAD]

Kenneth L. Henderson

Direct: (212) 541-2275

Fax: (212) 541-1357

klhenderson@bryancave.com

March 21, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	NICE-Systems Ltd.

Registration Statement on Form F-3 (Registration No. 333- 145996)

Ladies and Gentlemen:

We are U.S. counsel to NICE-Systems Ltd. (the “Registrant”) and on their behalf hereby make this application to withdraw the Post-Effective Amendment No. 1 to Registration Statement on Form F-3 (Registration No. 333-145996, which we refer to as the “Registration Statement”), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on March 12, 2008 (the “Amendment”). The Registration Statement is an automatic shelf registration statement. The Registrant is withdrawing the Amendment because it was incorrectly filed via EDGAR as a regular post-effective amendment with the tag “POS AM,” and not as a post-effective amendment to an automatic shelf registration statement with the tag “POSASR.”

The Registrant subsequently filed a “POSASR” Post-Effective Amendment No. 1 to the Registration Statement on March 20, 2008, which automatically went effective, is not being withdrawn, and is to remain effective. The undersigned, on behalf of the Registrant, respectfully requests that the Commission grant the application of the Registrant to withdraw the Amendment and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Amendment has been “withdrawn upon request of the registrant, the Commission consenting thereto.”

Very truly yours,

/s/ Kenneth L. Henderson

Kenneth L. Henderson

cc:	Katherine Wray (via mail)

Yechiam Cohen, Esq. (via mail)